UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the six months ended June 30, 2019.
Commission File Number 001-38252
_______________________________________ Spark Networks SE ________________________________________
(Translation of registrant’s name into English)

___________________________________ Kohlfurter Straße 41/43, Berlin 10999, Germany_______________________________
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Spark Networks SE

Date:	August 29, 2019	By:	/s/ Robert W. O'Hare
Robert W. O'Hare
Chief Financial Officer

Table of Contents
Spark Networks SE
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
FOR THE SIX MONTHS ENDED JUNE 30, 2019
INDEX

Management Discussion and Analysis

The information contained in this section should be read in conjunction with our unaudited condensed interim consolidated financial statements for the six months ended June 30, 2019 and the related notes that are included in this report, and our audited consolidated financial statements for the year ended December 31, 2018 and the related notes included in our Annual Report on Form 20-F for the year ended December 31, 2018 (the “2018 Form 20-F”), filed with the Securities and Exchange Commission (the “SEC”) on April 29, 2019. Our financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). This discussion contains forward-looking statements that are subject to known and unknown risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements. As used herein, and unless the context suggests otherwise, the terms “the Company,” “Group,” “Spark Networks,” “we,” “us” or “our” refer to Spark Networks SE and its consolidated subsidiaries.

Cautionary Statement Regarding Forward Looking Statements

This report contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause Spark Networks’ performance or achievements to be materially different from those of any expected future results, performance, or achievements. Forward-looking statements speak only as of the date they are made, and Spark Networks does not assume any duty to update forward-looking statements except as required by law. Readers are cautioned that a number of important factors could cause actual results to differ materially from those expressed in, or implied or projected by, such forward-looking statements. Words and expressions reflecting optimism, satisfaction, or disappointment with current prospects, as well as words such as “believes,” “hopes,” “intends,” “estimates,” “expects,” “projects,” “plans,” “anticipates,” and variations thereof, or the use of future tense, identify forward-looking statements, but their absence does not mean that a statement is not forward-looking. Such forward-looking statements are not guarantees of performance and actual results could differ materially from those contained in such statements. Factors that could cause or contribute to such differences include, but are not limited to, the risks identified in the section titled “Risk Factors” in the 2018 Form 20-F, the risks identified in the section titled "Risk Factors" below, and the risks identified in our other reports filed with the SEC from time to time.

Overview

The American Depository Shares ("ADSs") of Spark Networks SE, each representing one-tenth of an ordinary share, €1.00 nominal value per share, of Spark Networks SE, are traded on the NYSE American under the ticker symbol “LOV.” We are a leading global operator of premium online dating sites and mobile applications. Our focus is on catering to professionals and highly educated singles with serious relationship intentions in North America and other international markets. Since our inception, we have had 64 million users register with our dating platforms (which includes inactive accounts). We currently operate one or more of our brands in 29 countries.

Our ability to compete effectively will depend upon our ability to address the needs of our members and paying subscribers, on the timely introduction and performance of innovative features and services associated with our brands, and our ability to respond to services and features introduced by competitors. We must also achieve these objectives within the parameters of our consolidated and operating segment profitability targets. We are focused on enhancing and augmenting our portfolio of services while also continuing to improve the efficiency and effectiveness of our operations. We believe we have sufficient cash resources on hand to accomplish the enhancements currently contemplated.

On November 2, 2017, we completed the merger of Spark Networks, Inc. (“Spark”) and Affinitas in a stock-for-stock transaction (the “Affinitas / Spark Merger”). We believe that this combination created one of the world’s premier online dating platforms, leveraging our leading, complementary brands. Our portfolio of strong brands and improved financial strength positions us to deliver a superior user experience to our customers and drive long-term value to shareholders.

Recent Developments

Zoosk Acquisition

On July 1, 2019, we completed the merger of Spark Networks, SE and Zoosk, Inc. ("Zoosk") whereby Spark Networks acquired 100% of Zoosk's shares for a combination of cash and Spark Networks ADSs (the “Zoosk Acquisition”). Prior to the Zoosk Acquisition, Zoosk was an unrelated third party and owner of the Zoosk platform, which is a leading global online dating platform. The acquisition will make Spark Networks the second-largest online dating company in North America in revenue. As of the date of the Zoosk

Acquisition, Zoosk became a wholly owned subsidiary of Spark Networks. See Note 7.3 to the accompanying unaudited condensed interim consolidated financial statements for more information.

Senior Secured Credit Facilities

On July 1, 2019, in connection with the Zoosk Acquisition, Spark Networks entered into a Loan Agreement with Zoosk, Spark Networks, Inc., the subsidiary guarantors party thereto, the lenders party thereto and Blue Torch Finance LLC, as administrative agent and collateral agent (the "Senior Secured Facilities Agreement") that provides for senior secured term loans of $120 million and a senior secured revolving facility of $5 million. Borrowings under the Senior Secured Facilities Agreement were used to repay in full our outstanding borrowings under the Facilities (as defined in Note 4.6 to the accompanying unaudited condensed interim consolidated financial statements). See Note 7.3 to the accompanying unaudited condensed interim consolidated financial statements for more information.

With our Senior Secured Facilities Agreement, we believe that our current cash and cash flow from operations will be sufficient to meet our anticipated cash needs for working capital, capital expenditures and contractual obligations for at least the next 12 months. We do not anticipate requiring additional capital in the course of our operations; however, if required or desirable, we may utilize our $5 million senior secured revolving facility under our Senior Secured Facilities Agreement, or raise additional debt or issue additional equity in the private or public markets.

Risk Factors

The Company’s business faces significant risks. You should carefully consider all of the risk factors and other information set forth in the Company’s Form 20-F and in its other filings with the SEC, along with the information and additional risk factors included in this Form 6-K. The Company’s business, financial condition or results of operations could be materially adversely affected by any of these risks.

The anticipated benefits of the acquisition of Zoosk may not be realized.

The success of our acquisition of Zoosk will depend on, among other things, the ability to realize anticipated cost savings in a manner that does not materially disrupt our business. If these objectives are not achieved, the anticipated benefits of the merger may not be realized fully or at all or may take longer to realize than expected. It is possible that the integration process could result in the disruption of Spark Networks’ or Zoosk’s ongoing businesses that could adversely affect the ability of the combined company to maintain relationships with customers and employees or to achieve the anticipated benefits of the merger. In addition, the integration may result in additional and unforeseen expenses, and the anticipated benefits of the integration plan may not be realized. Actual cost synergies, if achieved at all, may be lower than expected and may take longer to achieve than anticipated. Integration efforts between the two companies may also divert management’s attention and resources. If these challenges are not adequately addressed, we may be unable to successfully integrate Zoosk’s operations, or to realize the anticipated benefits of the integration of the two companies. An inability to realize the full extent of, or any of, the anticipated benefits of the merger, as well as any delays encountered in the integration process, could have an adverse effect on the combined company’s business and results of operations.

Our ability to comply with the Senior Secured Facilities Agreement is subject to our future performance and other factors.

On July 1, 2019, in connection with the Zoosk Acquisition, we entered into the Senior Secured Facilities Agreement that provides for senior secured term loans of $120 million and a senior secured revolving facility of $5 million. Borrowings under the Senior Secured Facilities Agreement mature on July 1, 2023 and are secured by substantially all of our assets. The Senior Secured Facilities Agreement contains certain financial covenants including quarterly testing of a maximum First Lien Net Leverage Ratio and a minimum Fixed Charge Coverage Ratio (each as defined in the Senior Secured Facilities Agreement) and monthly testing of a minimum liquidity covenant. Our ability to comply with these covenants in the future is, to a certain extent, subject to general economic, financial, competitive, legislative, regulatory and other factors beyond our control, and there can be no assurance that we will be able to maintain compliance with these covenants in the future. The breach of any of the debt covenants could result in a default under the Senior Secured Facilities Agreement. Upon the occurrence of an event of default, the lenders could make an immediate demand of the amount outstanding under the credit facility. If a default was to occur and such a demand was to be made, there can be no assurance that our assets would be sufficient to repay the indebtedness in full. If any of these events were to occur, our ability to fund our operations could be seriously harmed.

Critical Accounting Policies and Estimates

With the exception of IFRS 16 Leases effective for the first time in the 2019 financial year, there were no significant changes to our critical accounting policies during the six months ended June 30, 2019, as compared to those policies disclosed in the 2018 Form 20-F.

Segment Information

Segment reporting requires the use of the management approach in determining the reportable operating segments. The management approach considers the internal organization and reporting used by Spark Networks’ chief operating decision maker for making operating decisions and assessing performance. Spark Networks’ internal financial reporting includes separate data for each country, and all countries other than the United States and Canada (together, “North America”) have been aggregated into one reportable segment as the business model and long-term margin expectations are similar. Spark Networks reports two separate reportable segments: (1) North America, which consists of Spark Networks’ operations in the United States and Canada; and (2) International, which consists of all other operations except for the United States and Canada.

The performance of the operating segments is measured on the basis of revenue and direct marketing costs only. Due to Spark Networks’ integrated business structure, costs and expenses other than direct marketing expenses are not allocated to the individual reportable segments. As such, Spark Networks does not measure operating profit or loss by segment for internal reporting purposes.

Seasonality of Operations

The Group’s business underlies a certain degree of seasonality. Higher operating profits are usually expected in the second half of the year rather than in the first six months as there are usually higher marketing expenses in the first six months, while revenue is at a similar level in the first and second half of the year. This information is provided to allow for a better understanding of the results, however, management has concluded that this is not "highly seasonal" in accordance with IAS 34.
Results of Operations
The following is a more detailed discussion of our financial condition and results of operations for the periods presented.

	Six months ended June 30,
(in € thousands)	2019	2018

Revenue	49,224	53,014
Cost of revenue	(33,301)	(37,350)
Gross profit	15,923	15,664
Other income	—	24
Other operating expenses	(20,277)	(17,511)
Sales and marketing expenses	(2,726)	(2,457)
Customer service expenses	(2,293)	(2,348)
Technical operations and development expenses	(4,154)	(3,374)
General and administrative expenses	(11,104)	(9,332)
Operating loss	(4,354)	(1,823)
Interest income and similar income	423	214
Interest expense and similar charges	(542)	(778)
Net finance expenses	(119)	(564)
Loss before taxes	(4,473)	(2,387)
Income tax (expense) benefit	(401)	1,240
Net loss	(4,874)	(1,147)

The following table presents certain selected information and Adjusted EBITDA(1) for the periods presented:

	Six months ended June 30,
(in € thousands)	2019	2018
Net loss	(4,874)	(1,147)
Net finance expenses	119	564
Income tax expense (benefit)	401	(1,240)
Depreciation and amortization	1,653	1,637
Share-based compensation expense	2,075	1,777
Non-recurring costs	4,459	841
Adjusted EBITDA(1)	3,833	2,432

	Six months ended June 30,
Summary of non-recurring costs (in € thousands)	2019	2018
Contract liabilities write-offs	—	289
Transaction and advisory fees	4,413	264
Merger integration costs	—	14
Severance costs	46	274
Total adjustments	4,459	841
(1) Adjusted EBITDA is not a measure defined by IFRS. The most directly comparable IFRS measure for Adjusted EBITDA is our net (loss)/profit for the relevant period. This measure is one of the primary metrics by which we evaluate the performance of our businesses, budget, forecast and compensate management. We believe this measure provides management and investors with a consistent view, period to period, of the core earnings generated from ongoing operations and excludes the impact of items that we do not consider representative of our ongoing operating performance, including: (i) non-cash items such as share-based compensation, asset impairments, net finance expenses and (ii) one-time items that have not occurred in the past two years and are not expected to recur in the next two years including severance, transaction advisory fees, and merger integration costs, and (iii) discontinued operations. Adjusted EBITDA has inherent limitations in evaluating the performance of the Company, including, but not limited to the following:

•	Adjusted EBITDA does not reflect the cash capital expenditures during the measurement period,

•	Adjusted EBITDA does not reflect any changes in working capital requirements during the measurement period,

•	Adjusted EBITDA does not reflect the cash tax payments during the measurement period, and

•	Adjusted EBITDA may be calculated differently by other companies in our industry, thus limiting its value as a comparative measure.

Adjusted EBITDA should not be construed as a substitute for net (loss) / profit (as determined in accordance with IFRS) for the purpose of analyzing our operating performance or financial position, as Adjusted EBITDA is not defined by IFRS.

The following table presents our historical operating results as a percentage of revenue for the periods presented:

	Six months ended June 30,
	2019	2018
Revenue	100.0%	100.0%
Cost of revenue	(67.7)	(70.5)
Gross profit	32.3	29.5
Other income	—	—
Other operating expenses	(41.2)	(33.0)
Sales and marketing expenses	(5.5)	(4.6)
Customer service expenses	(4.7)	(4.4)
Technical operations and development expenses	(8.4)	(6.4)
General and administrative expenses	(22.6)	(17.6)
Operating loss	(8.9)	(3.5)
Interest income and similar income	0.9	0.4
Interest expense and similar charges	(1.1)	(1.5)
Net finance expenses	(0.2)	(1.1)
Loss before taxes	(9.1)	(4.6)
Income tax (expense) benefit	(0.8)	2.3
Net loss	(9.9)%	(2.3)%

Key Business Metrics
Spark Networks regularly reviews certain operating metrics in order to evaluate the effectiveness of its operating strategies and monitor the financial performance of its business. The key business metrics that Spark Networks utilizes include the following:
Total Registrations:
Total registrations are defined as the total number of new members registering to the platforms with their email address. Those include members who enter into premium subscriptions and free memberships.
Average Paying Subscribers:
Paying subscribers are defined as individuals who have paid a monthly fee for access to premium services, which include, among others, unlimited communication with other registered users, access to user profile pictures and enhanced search functionality. Average paying subscribers for each month are calculated as the sum of the paying subscribers at the beginning and the end of the month, divided by two. Average paying subscribers for periods longer than one month are calculated as the sum of the average paying subscribers for each month, divided by the number of months in such period.
Monthly Average Revenue Per User (ARPU):
Monthly Average Revenue Per User (ARPU) represents the total net subscriber revenue for the period divided by the number of average paying subscribers for the period, divided by the number of months in the period.
Contribution:
Contribution is defined as revenue, net of credits, less direct marketing.
Direct Marketing:
Direct Marketing is defined as online and offline advertising spend, and is included within Cost of Revenue within the Group’s Consolidated Statements of Operations and Comprehensive Loss.

Unaudited selected statistical information regarding the key business metrics described above for Spark Networks’ reportable segments is shown in the table below. Revenue, Direct Marketing and Contribution are presented in € thousands.

	Six months ended June 30,
	2019	2018
# of Registrations
North America	2,224,249	2,133,705
International	2,263,855	3,218,816
Total # of Registrations	4,488,104	5,352,521

Average Paying Subscribers
North America	185,364	178,101
International	259,493	310,923
Total Average Paying Subscribers	444,857	489,024

Monthly ARPU
North America	€23.88	€21.47
International	€14.56	€16.12
Total Monthly ARPU	€18.44	€18.07

Total Net Revenue
North America	€26,561	€22,939
International	€22,663	€30,075
Total Net Revenue	€49,224	€53,014

Direct Marketing
North America	€16,160	€14,585
International	€12,706	€18,000
Total Direct Marketing	€28,866	€32,585

Contribution
North America	€10,401	€8,354
International	€9,957	€12,075
Total Contribution	€20,358	€20,429
During the six months ended June 30, 2019, 4,488 thousand new members registered to Spark Networks’ platforms, compared to 5,353 thousand new members during the six months ended June 30, 2018. The 16.1% total decrease in new registrations is due to a decrease in new registrations in the International segment with 2,264 thousand registrations compared to 3,219 thousand during the comparative period in the previous year, partially offset by new registrations in the North America segment with 2,224 thousand registrations compared to 2,134 thousand during the comparative period in the previous year. We believe the decrease in the International segment was primarily the result of the 29.4% decrease in International direct marketing spend resulting from temporary issues with a few International marketing partners and management's decision to increase marketing efforts within the larger and higher growth North America market.
Average paying subscribers decreased by 9.0% to 444,857 during the six months ended June 30, 2019, compared to 489,024 during the six months ended June 30, 2018. Average paying subscribers for the North America segment increased by 4.1% to 185,364 during the six months ended June 30, 2019, compared to 178,101 during the six months ended June 30, 2018. We believe the increase was primarily the result of increased direct marketing efforts in North America. Average paying subscribers in the International segment decreased by 16.5% to 259,493 during the six months ended June 30, 2019, compared to 310,923 during the six months ended June 30, 2018. We believe the decrease was primarily the result of decreased marketing efforts in International markets resulting from temporary issues with a few International marketing partners and management's decision to increase marketing efforts within the larger and higher growth North America market.
Monthly ARPU increased by 2.0% to €18.44 during the six months ended June 30, 2019, compared to €18.07 during the six months ended June 30, 2018. The increase was driven by the North America segment. Monthly ARPU within the North America segment increased by 11.2% to €23.88 during the six months ended June 30, 2019 compared to €21.47 during the six months ended June 30, 2018. The increase in Monthly ARPU within the North America segment was primarily driven by Monthly ARPU increases in excess of 25% within the Jdate, Christian Mingle, and LDS Singles brands. Monthly ARPU within the International segment decreased by 9.7% to €14.56 during the six months ended June 30, 2019 compared to €16.12 during the six months ended June 30, 2018. Monthly ARPU is lower in the International segment than in the North America segment primarily because the segment includes Eastern European countries in which subscription fees are significantly lower than Spark Networks' overall average. The proportion of Eastern European customers within the International segment increased in 2019, contributing to the decrease in International segment ARPU.

Six Months Ended June 30, 2019 Compared to Six Months Ended June 30, 2018

Revenue. During the six months ended June 30, 2019, revenue decreased by 7.1% to €49,224 thousand from €53,014 thousand during the six months ended June 30, 2018. The decrease was attributable to the 9.0% decrease in the number of average paying subscribers offset by the 2.0% increase in Monthly ARPU.

During the six months ended June 30, 2019, revenue in Spark Networks’ North America segment increased by 15.8% to €26,561 thousand from €22,939 thousand during the six months ended June 30, 2018, driven by growth in both average paying subscribers and ARPU in North America. During the six months ended June 30, 2019, revenue in Spark Networks’ International segment decreased by 24.6% to €22,663 thousand from €30,075 thousand during the six months ended June 30, 2018 due to decreased direct marketing efforts in these markets resulting from temporary issues with a few International marketing partners and management's decision to increase marketing efforts within the larger and higher growth North America market.

Cost of revenue. Cost of revenue consists primarily of direct marketing costs, data center expenses, credit card fees and mobile application processing fees. Cost of revenue decreased by 10.8% to €33,301 thousand during the six months ended June 30, 2019, as compared to €37,350 thousand during the six months ended June 30, 2018. The decrease in cost of revenue was primarily attributable to a decrease in direct marketing in the International segment resulting from temporary issues with a few International marketing partners and management's decision to increase marketing efforts within the larger and higher growth North America market.

Sales and marketing expenses. Sales and marketing expenses consist primarily of salaries for Spark Networks’ sales and marketing personnel, expenses for market research and amortization of sales related intangible assets. Sales and marketing expenses increased by 10.9% to €2,726 thousand during the six months ended June 30, 2019, as compared to €2,457 thousand during the six months ended June 30, 2018. The increase was primarily attributable to higher personnel costs related to Spark Networks' virtual stock option arrangements.

Customer service expenses. Customer service expenses consist primarily of personnel costs and third party service fees associated with Spark’s customer service centers. The members of Spark Networks’ customer service team primarily respond to billing questions, detect and eliminate suspected fraudulent activity, and address site usage and dating questions from Spark Networks’ members. Customer service expenses decreased by 2.3% to €2,293 thousand during the six months ended June 30, 2019, as compared to €2,348 thousand during the six months ended June 30, 2018. The decrease was mainly attributable to lower staffing levels resulting in lower personnel costs.

Technical operations and development expenses. Technical operations and development expenses consist primarily of the personnel and systems necessary to support Spark Networks’ corporate technology requirements as well as costs incurred in the development, enhancement and maintenance of Spark Networks’ new and existing technology platforms. Technical operations and development expenses increased by 23.1% to €4,154 thousand during the six months ended June 30, 2019, as compared to €3,374 thousand during the six months ended June 30, 2018. The increase is mainly due to higher personnel costs related to the accelerated vesting of virtual stock options and increased depreciation and amortization mainly as a result of the amortization expense on internally generated intangible assets incurred to facilitate the development of new internal systems.

General and administrative expenses. General and administrative expenses consist primarily of corporate personnel-related costs, professional fees, occupancy and other overhead costs. General and administrative expenses increased by 19.0% to €11,104 thousand for the six months ended June 30, 2019, as compared to €9,332 thousand for the six months ended June 30, 2018. The increase in general and administrative expenses was attributable to an increase in transaction and advisory fees related to the Zoosk Acquisition, which closed on July 1, 2019.

Net finance expenses. Net finance expenses consist primarily of interest income and expenses and foreign exchange gains and losses. Net finance expenses decreased to €119 thousand for the six months ended June 30, 2019, compared to €564 thousand for the six months ended June 30, 2018. Net finance expenses were higher for the comparative period in the previous year due to the early termination fee of €307 thousand that was paid in March 2018 pursuant to the termination of its September 2016 Loan Agreement (see Note 4.6 for additional details). The decrease in net finance expenses was also due to an increase in foreign exchange gains during the six months ended June 30, 2019.

Income tax (expense) benefit. Income tax expense is recognized based on management’s estimate of the weighted average effective annual income tax rate expected for the full financial year. The estimated average annual effective tax rate used for the six months ended June 30, 2019 was 9.1%, compared to negative 21.2% for the six months ended June 30, 2018. The increase was driven by deferred tax expenses related to an increase in the deferred tax liability associated with the capitalization of internally generated intangible assets and the non-recognition of deferred taxes on loss carryforwards in Germany. The increase was also due to current federal and state taxes, as well as tax-deductible goodwill amortization, in the United States. Income tax expense for the six months ended June 30, 2019 was €401 thousand compared to an income tax benefit of €1,240 thousand for the six months ended June 30, 2018. The income tax benefit for the six months ended June 30, 2018 was strongly affected by an income tax benefit of €739 thousand related to federal Alternative Minimum Tax Credit Carryforwards in the United States due to the enactment of the Tax Cuts and Jobs Act on December 22, 2017.

Total comprehensive loss. Total comprehensive loss was €4,874 thousand for the six months ended June 30, 2019, compared to a total comprehensive loss of €320 thousand for the six months ended June 30, 2018. The increase in total comprehensive loss was primarily due to an increase in transaction and advisory fees related to the acquisition of Zoosk totaling €4.4 million and the increase in income tax expense of €401 thousand incurred during the six months ended June 30, 2019.

Liquidity and Capital Resources

Spark Networks’ ongoing liquidity requirements arise primarily from working capital needs, research and development requirements, and the repayment of debt. In addition, Spark Networks may use liquidity to fund acquisitions or make other investments. Sources of liquidity are cash balances and cash flows from operations and, from time to time, Spark Networks may obtain additional liquidity through the issuance of equity or debt. As of June 30, 2019, Spark Networks had cash and cash equivalents of €12,471 thousand.

Cash Flows

The following table summarizes Spark Networks´ cash flows for the periods presented:

	Six months ended June 30,
(in € thousands)	2019	2018
Net cash inflow (outflow) from operating activities	4,485	(738)
Cash inflow (outflow) from investing activities	(2,397)	(1,699)
Cash inflow (outflow) from financing activities	(757)	2,164
Net change in cash and cash equivalents	1,331	(273)

Operating Activities

During the six months ended June 30, 2019, the net cash inflow from operating activities was €4,485 thousand, primarily resulting from cash generated by changes in operating assets and liabilities of €5,521 thousand and non-cash charges of €3,947 thousand, offset by Spark Networks’ net loss of €4,874 thousand and interest payments of €109 thousand. Net cash generated by changes in operating assets and liabilities for the six months ended June 30, 2019 consisted primarily of €6,863 thousand of cash generated by changes in other working capital and a €213 thousand change in provisions, offset by a €1,096 thousand decrease in contract liabilities, a €446 thousand change in other operating assets and liabilities, and a €13 thousand change in tax positions. Cash generated by changes in other working capital primarily consisted of an increase in current trade and other payables of €6,391 thousand due to the timing of payments for transaction and advisory fees related to the acquisition of Zoosk, as well as timing of payments to two large marketing partners. Non-cash charges consisted primarily of €2,075 thousand of share-based compensation expense, €1,126 thousand of amortization of intangibles, and €527 thousand of depreciation expense.

During the six months ended June 30, 2018, the net cash outflow from operating activities was €738 thousand, primarily resulting from Spark Networks’ net loss of €1,147 thousand, cash outflow from changes in operating assets and liabilities of €3,278 thousand, and interest payments of €221 thousand, offset by non-cash charges of €3,908 thousand. Net cash outflow from changes in operating assets and liabilities for the six months ended June 30, 2018 consisted primarily of a €3,585 thousand cash outflow from changes in other working capital, a €573 thousand change in tax positions, and a €62 thousand change in provisions, offset by a €858 thousand increase in contract liabilities and €84 thousand of cash generated by changes in other operating assets and liabilities. The changes in other working capital resulted from a €2.0 million payable relating to the termination of a multi-year agreement with PEAK6.

Investing Activities

During the six months ended June 30, 2019, the cash outflow from investing activities was €2,397 thousand as a result of capitalized software of €2,345 thousand and purchases of fixed assets of €52 thousand.

During the six months ended June 30, 2018, cash outflow from investing activities was €1,699 thousand as a result of capitalized software of €1,473 thousand and purchases of fixed assets of €226 thousand.

Financing Activities

During the six months ended June 30, 2019, the cash outflow from financing activities was €757 thousand as a result of €938 thousand in repayment of bank loans and €200 thousand in payment of lease liabilities, offset by €381 thousand in proceeds from the exercise of employee stock options.

During the six months ended June 30, 2018, cash inflow from financing activities was €2,164 thousand as a result of €13,912 thousand in net proceeds from bank loans and €139 thousand in proceeds from the exercise of stock options, offset by €6,157 thousand in shareholder loan repayments, and cash merger consideration payments to Affinitas shareholders of €5,730 thousand.

Inflation

Spark Networks believes that any effect of inflation at current levels will be minimal. Historically, Spark Networks has been able to increase prices at a rate equal to or greater than that of inflation and believes that it will continue to be able to do so for the foreseeable future. In addition, Spark Networks has been able to maintain a relatively stable variable cost structure for its products due, in part, to a continued optimization of marketing spend.
Research and Development, Patents and Licenses, etc.
As of June 30, 2019, we had two issued U.S. patents and no pending patent applications in the United States.
Investing in product and development initiatives is a key part of our strategy. We are currently developing a new, scalable and unified technology platform that will support the Company’s future growth. Our new platform will be architected and built with a particular emphasis on supporting the mobile applications that many of our members utilize to access our products. With a single, shared platform to power our sites, we expect to match subscribers across brands, reduce the time and resources required to launch new brands or integrate potential acquisitions, and quickly adopt new features, trends and consumer preferences. During the six months ended June 30, 2019, we began to migrate brands onto the new platform.
Implementing new systems carries substantial risk, including implementation delays, cost overruns, disruption of operations, potential loss of data or information, and lower customer satisfaction resulting in lost customers or sales, many of which are outside Spark Networks’ control. If Spark Networks does not implement this platform successfully, its ability to perform key business processes could be disrupted and its financial performance could be adversely affected. Currently, Spark Networks believes it has sufficient cash resources on hand to accomplish the enhancements contemplated.

Trend Information
Spark Networks’ performance each year is affected by the ability to attract and retain paying subscribers, particularly within the North American market. In recent years, we have grown our North American market share through (i) the introduction of established European brands such as EliteSingles, (ii) the launch of new brands such as SilverSingles, and (iii) acquiring established North American brands such as Jdate, Christian Mingle, and JSwipe. Going forward, we expect to continue to allocate significant capital towards North America as we look to drive both the organic growth of our existing brand portfolio and expansion through the launch of new or acquired brands.
Additionally, as mentioned above, Spark Networks is currently in the process of developing a new technology platform.
Other than as disclosed elsewhere in this report, we are not aware of any trends, uncertainties, demands, commitments or events for the six months ended June 30, 2019 that are reasonably likely to have a material adverse effect on our revenues, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

Off-balance Sheet Arrangements
We do not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually, narrow or limited purposes. We do not have any outstanding derivative financial instruments, off-balance sheet guarantees, interest rate swap transactions or foreign currency forward contracts.

Safe Harbor
See “Cautionary Statement Regarding Forward Looking Statements” on page 1 of this report.

Spark Networks SE
Consolidated Balance Sheets
(in € thousands)

	Note	June 30, 2019 (unaudited)	December 31, 2018
ASSETS
Non-current assets		46,684	44,729
Intangible assets and goodwill	4.1	34,394	33,015
Internally generated software		5,856	2,221
Licenses and domains		185	209
Brands and trademarks		4,839	4,894
Purchased software		18	23
Intangible assets under development		1,703	3,691
Other intangible assets		863	1,173
Goodwill		20,930	20,804
Property, plant and equipment	4.2	2,804	2,015
Leasehold improvements		98	127
Other and office equipment		1,675	1,884
Property, plant and equipment under construction		—	4
Right-of-use assets	4.2	1,031	—
Other non-current financial assets	6.1	21	24
Other non-current non-financial assets		237	271
Deferred tax assets		9,228	9,404
Current assets		19,123	18,133
Current trade and other receivables		6,604	7,004
Trade receivables	6.1	2,924	3,042
Other current financial assets	6.1	1,449	914
Other assets		2,231	3,048
Current income tax assets		48	34
Cash and cash equivalents	6.1	12,471	11,095
TOTAL ASSETS		65,807	62,862
SHAREHOLDERS' EQUITY AND LIABILITIES
Shareholders' equity	4.3	16,534	19,409
Subscribed capital		1,317	1,317
Capital reserves		49,741	49,365
Share-based payment reserve	3.4	5,772	4,149
Accumulated deficit		(41,030)	(36,156)
Accumulated other comprehensive income		734	734
Non-current liabilities		1,924	9,582
Non-current borrowings	4.6	—	8,375
Other non-current provisions	4.4	16	16
Other non-current financial liabilities	6.1	709	54
Deferred tax liabilities		1,195	1,132
Non-current contract liabilities	4.5	4	5
Current liabilities		47,349	33,871
Current borrowings	4.6	11,291	3,750
Other current provisions	4.4	518	305
Current trade and other payables		19,934	12,863
Trade payables	6.1	17,092	10,166
Other current financial liabilities	6.1	1,060	878
Other liabilities		1,782	1,819
Current income tax liabilities		77	349
Current contract liabilities	4.5	15,529	16,604
Total liabilities		49,273	43,453
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		65,807	62,862
The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Spark Networks SE
Unaudited Consolidated Statements of Operations and Comprehensive Loss
(in € thousands, except per share data)

		Six months ended June 30,
	Note	2019	2018

Revenue	3.3	49,224	53,014
Cost of revenue		(33,301)	(37,350)
Gross profit		15,923	15,664
Other income		—	24
Other operating expenses		(20,277)	(17,511)
Sales and marketing expenses		(2,726)	(2,457)
Customer service expenses		(2,293)	(2,348)
Technical operations and development expenses		(4,154)	(3,374)
General and administrative expenses		(11,104)	(9,332)
Operating loss		(4,354)	(1,823)
Interest income and similar income		423	214
Interest expense and similar charges		(542)	(778)
Net finance expenses		(119)	(564)
Loss before taxes		(4,473)	(2,387)
Income tax (expense) benefit	3.5	(401)	1,240
Net loss		(4,874)	(1,147)
Other comprehensive income		—	827
Total comprehensive loss		(4,874)	(320)
Earnings per share
Basic earnings/(loss) per share (€)	3.6	(3.75)	(0.89)
Diluted earnings/(loss) per share (€)	3.6	(3.75)	(0.89)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Spark Networks SE
Unaudited Consolidated Statement of Shareholders' Equity
(in € thousands)

			Capital reserves
	Note	Subscribed capital	Treasury share reserves	Other capital reserves	Share-based payment reserve	Accumulated deficit	Accumulated other comprehensive income	Total shareholder's equity
Balance as of January 1, 2018	4.3	1,317	(24)	48,901	2,747	(32,581)	(883)	19,477
Net loss		—	—	—	—	(1,147)	—	(1,147)
Currency translation adjustment		—	—	—	—	—	827	827
Total comprehensive loss		—	—	—	—	(1,147)	827	(320)
Issuance of shares		—	2	140	—	—	—	142
Share-based compensation	3.4	—	—	—	1,777	—	—	1,777
Balance as of June 30, 2018	4.3	1,317	(22)	49,041	4,524	(33,728)	(56)	21,076

Balance as of January 1, 2019	4.3	1,317	(18)	49,383	4,149	(36,156)	734	19,409
Net loss		—	—	—	—	(4,874)	—	(4,874)
Currency translation adjustment		—	—	—	—	—	—	—
Total comprehensive loss		—	—	—	—	(4,874)	—	(4,874)
Issuance of shares	4.3	—	4	372	—	—	—	376
Settlement of stock options	3.4	—	—	—	(452)	—	—	(452)
Share-based compensation	3.4	—	—	—	2,075	—	—	2,075
Balance as of June 30, 2019	4.3	1,317	(14)	49,755	5,772	(41,030)	734	16,534

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Spark Networks SE
Unaudited Consolidated Statements of Cash Flow
(in € thousands)

		Six months ended June 30,
	Note	2019	2018
Net loss		(4,874)	(1,147)
Non-cash items:
Depreciation of property, plant, and equipment	4.2	527	116
Amortization of intangible assets	4.1	1,126	1,521
Net finance expenses		119	564
Foreign currency gains and losses		99	(70)
Gain/loss on disposal of property, plant, and equipment	4.2	1	—
Share-based compensation expense	3.4	2,075	1,777
Change in operating assets and liabilities:
Change in contract liabilities		(1,096)	858
Changes in tax positions	3.5	(13)	(573)
Change in provisions	4.4	213	(62)
Change in other operating assets and liabilities		(446)	84
Changes in working capital:
Change in current trade and other receivables		472	(629)
Change in current trade and other payables		6,391	(2,956)
Cash inflow (outflow) from operating activities		4,594	(517)
Interest paid		(109)	(221)
Net cash inflow (outflow) from operating activities		4,485	(738)
Expenditure for investments in intangible assets	4.1	(2,345)	(1,473)
Expenditure for investments in property, plant and equipment	4.2	(52)	(226)
Cash inflow (outflow) from investing activities		(2,397)	(1,699)
Proceeds from stock option exercises		381	139
Proceeds from bank loans	4.6	—	14,910
Repayment of bank loans	4.6	(938)	(938)
Payments directly related to loan facility	4.6	—	(60)
Payment of lease liabilities		(200)	—
Repayment of shareholder loans		—	(6,157)
Cash merger consideration payments to Affinitas shareholders		—	(5,730)
Cash inflow (outflow) from financing activities		(757)	2,164

Change in cash and cash equivalents		1,331	(273)
Cash and cash equivalents at January 1		11,095	8,214
Effects of exchange rate fluctuations on cash		45	112
Cash and cash equivalents at June 30		12,471	8,053
The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Spark Networks SE
Notes to Unaudited Condensed Interim Consolidated Financial Statements
(Amounts in € thousands, except share and per share data)

Note 1. Description of Business and Basis for Preparation

1.1 Reporting Entity

Spark Networks SE (“Spark Networks” or the “Company”) is domiciled in Germany. The Company’s office is located at Kohlfurter Str. 41/43, 10999 Berlin, registered with the commercial register (Handelsregister) of the local court (Amtsgericht) of Munich, Germany, under HRB 232591. The Group consists of Spark Networks SE (“Spark Networks”) and its consolidated subsidiaries. The Group is a global operator of online dating websites and targets professionals and university-educated singles who are looking for a serious, long-term relationship. The Group reports two reportable segments – North America and International – and operates a portfolio of premium brands including EliteSingles, Jdate, Christian Mingle, SilverSingles, eDarling, JSwipe, and AttractiveWorld in 29 countries and 16 languages. The American Depositary Shares (“ADSs”) of Spark Networks SE, each representing one-tenth of an ordinary share, €1.00 nominal value per share, of Spark Networks SE, are publicly listed on the NYSE American exchange under the ticker symbol “LOV.”

The Group was formed in 2017 through the merger of Affinitas GmbH (“Affinitas”) and Spark Networks, Inc. (“Spark”) with Affinitas as the accounting acquirer and, therefore, the accounting predecessor of Spark Networks. The merger with Spark, which became effective on November 2, 2017, is accounted for as a business combination using the acquisition method.

1.2 Basis of Accounting

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These unaudited condensed interim consolidated financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting, and should be read in conjunction with the Group’s last annual consolidated financial statements as of and for the year ended December 31, 2018, included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2018 (the “2018 Form 20-F”), filed with the Securities and Exchange Commission on April 29, 2019. These unaudited condensed interim consolidated financial statements do not include all of the information required for a complete set of IFRS financial statements. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last annual financial statements.

With the exception of the standards, interpretations, and amendments of standards and interpretations that are effective for the first time in the financial year (see Note 1.6 – New standards, interpretations and amendments to standards and interpretations) and the treatment of income tax expenses in accordance with IAS 34, the accounting policies adopted are consistent with those of the previous financial year as of and for the year ended December 31, 2018, as disclosed in the 2018 Form 20-F.

These unaudited condensed interim consolidated financial statements were authorized for issue by the Company’s management board on August 28, 2019.

1.3 Functional and presentation currency

These unaudited condensed interim consolidated financial statements are presented in euro, which is the Group's presentation currency. All amounts have been rounded to the nearest thousand, unless otherwise indicated. The financial statements of the Group's foreign subsidiaries are prepared using the local currency as the subsidiary's functional currency. The Group translates the assets and liabilities into euro using period-end exchange rates at the reporting date, and revenue and expenses using average exchange rates for the period. The resulting translations gain or loss is included in accumulated other comprehensive income and is excluded from net loss.

1.4 Use of judgments and estimates

In preparing these unaudited condensed interim consolidated financial statements, management has made judgments, estimates and assumptions that affect the application of the Group’s accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

The significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2018, as disclosed in the 2018 Form 20-F.

1.5 Basis of measurement

These unaudited condensed interim consolidated financial statements have been prepared on the historical cost basis.

1.6 New standards, interpretations and amendments to standards and interpretations

A number of new standards and amendments to standards are effective for annual periods beginning after January 1, 2020 and earlier application is permitted; however, the Group has not early adopted the following new or amended standards in preparing these unaudited condensed interim consolidated financial statements.

Standard interpretation
Revised Conceptual Framework for Financial Reporting	Amendments to 'References to Conceptual Framework in IFRS Standards'
Amendments to IFRS 3	Amendments to 'Definition of a Business' - Clarifications
Amendments to IAS 1 and IAS 8	Amendments to 'Definition of Material' - Clarifications

None of these standards, amendments to standards, or new interpretations are expected to have a significant effect on the unaudited condensed interim consolidated financial statements of the Group.

The following standards were effective for annual periods beginning on January 1, 2019, and were adopted by Group for the first time in the unaudited condensed interim consolidated financial statements:

IFRS 16 Leases

IFRS 16 introduces a single, on-balance sheet lease accounting model for lessees. A lessee recognizes a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. There are optional exemptions for short-term leases and leases of low value items. Lessor accounting remains similar to the current standard – i.e. lessors continue to classify leases as finance or operating leases. IFRS 16 replaces the prior standard, IAS 17 Leases, and related interpretations. The standard is effective for annual periods beginning on or after January 1, 2019.

The Group adopted IFRS 16 as of January 1, 2019 for the first time, applying the modified retrospective approach. Under the chosen transition method, comparative information has not been restated and there was no cumulative impact to the Group's retained earnings at January 1, 2019 from the adoption of IFRS 16. The Group elected to use a number of the practical expedients offered by the standard, including non-capitalization of short-term leases, and the use of hindsight when determining the lease term if the contract contains options to extend or terminate the lease. Additionally, the Group applied a practical expedient to ‘grandfather’ its previous assessment of which existing contracts are, or contain, leases. The Group applied IFRS 16 to all contracts that were previously identified as leases under IAS 17 Leases. Contracts that were not identified as leases under IAS 17 were not reassessed. Under IFRS 16, a contract is, or contains, a lease if the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration. The definition of a lease under IFRS 16 has been applied only to contracts entered into or changed on or after January 1, 2019.

On January 1, 2019, the Group recognized lease liabilities in relation to two lease contracts as a lessee for office space in Berlin, Germany and Utah in the United States, which were previously classified as operating leases under IAS 17 Leases. These liabilities were measured at the present value of the remaining lease payments, discounted using the weighted average incremental borrowing rate as of January 1, 2019. The lessee's weighted average incremental borrowing rate applied to the lease liabilities was 2.79%. Interest is charged over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. When measuring the right-of-use asset, there were two options in transition. The Group chose the option to measure the associated right-of-use assets at the amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments existing immediately prior to the date of initial application. The right-of-use asset is depreciated over the shorter of the asset's life or the lease term on a straight-line basis.

The nature of expenses related to the Group's leases changed under IFRS 16. Expenses related to the Group's leases were previously recognized on a straight-line basis as operating lease expense under IAS 17 Leases. Beginning January 1, 2019, the Group recognizes depreciation expense for right-of-use assets as operating expense and interest expense on lease liabilities as finance expense within the Consolidated Statements of Operations and Comprehensive Loss.

The transition impact of the policy change as of January 1, 2019, was as follows:

–	Property, plant, and equipment are higher by €1.3 million due to the recognition of right-of-use assets.

–	Current financial liabilities are higher by €401 thousand due to the recognition of lease liabilities.

–	Non-current financial liabilities are higher by €916 thousand due to the recognition of lease liabilities.

–	Trade and other payables are lower by €55 thousand due to the de-recognition of deferred rent.

Below is a reconciliation of the Group's operating lease commitments at December 31, 2018 and lease liabilities recognized on January 1, 2019:

in € thousands	January 1, 2019
Operating lease commitments as of December 31, 2018 as disclosed in the Group's consolidated financial statements	2,261
Contracts not containing a lease	(874)
Operating lease commitments as of January 1, 2019	1,387
Discounted using the weighted average incremental borrowing rate of 2.79% at January 1, 2019	1,331
Recognition exemption for leases with less than 12 months of lease term at transition	(14)
Lease liabilities recognized on January 1, 2019	1,317

For the six months ended June 30, 2019, the Group recognized depreciation expense from right-of-use assets of €232 thousand and interest expense on lease liabilities of €17 thousand. IFRS 16 also affects the Group's consolidated statement of cash flow: operating cash flow increased by €200 thousand and cash flow from financing activities decreased by €200 thousand for the six months ended June 30, 2019.

Note 2. Basis of Consolidation

2.1 Group Composition
The unaudited condensed interim consolidated financial statements comprise the following fully consolidated subsidiaries:

Entity	Equity Share as of December 31, 2018 and June 30, 2019	Equity Share as of June 30, 2018
Spark Networks Services GmbH (previously, Affinitas GmbH)	100%	100%
Samadhi SAS (acquired on September 30, 2016)	100%	100%
EliteSingles LLC (formed on April 1, 2015)	100%	100%
Spark Networks, Inc. (acquired on November 2, 2017)	100%	100%
Spark Networks Limited (acquired on November 2, 2017)	100%	100%
LOV USA, LLC (acquired on November 2, 2017)	100%	100%
Spark Networks USA, LLC (acquired on November 2, 2017)	100%	100%
Spark Networks (Israel) Limited (acquired on November 2, 2017)	100%	100%
JDate Limited (acquired on November 2, 2017)	100%	100%
HurryDate, LLC (acquired on November 2, 2017)	100%	100%
MingleMatch, Inc. (acquired on November 2, 2017)	100%	100%
Kizmeet, Inc. (acquired on November 2, 2017)	100%	100%
Reseaux Spark Canada Ltd. (acquired on November 2, 2017)	100%	100%
SocialNet, Inc. (acquired on November 2, 2017)	100%	100%
SN Events, Inc. (acquired on November 2, 2017)	100%	100%
SN Holdco, LLC (acquired on November 2, 2017)	100%	100%
Smooch Labs, Inc. (acquired on November 2, 2017)	100%	100%
SilverSingles LLC (formed on December 22, 2018)	100%	—%
Chemistry, Inc. (formed February 28, 2019)	100%	—%
LDS Singles LLC (formed on May 17, 2019)	100%	—%
Adventist Singles LLC (formed on May 17, 2019)	100%	—%
Charm Labs LLC (formed on May 17, 2019)	100%	—%

Note 3. Notes on the Consolidated Statements of Operations and Comprehensive Loss

3.1 Operating segments

Basis for segmentation

The management board of Spark Networks is the Group’s chief operating decision maker (“CODM”).

In line with the management approach, the operating segments were identified on the basis of the Group's internal reporting. Internal reporting is the basis for the allocation of resources and the evaluation of the performance of the operating segments by the management board. On this basis, the Group’s business activity is segmented according to the countries it operates in.

The performance of the operating segments is measured on the basis of revenue and direct marketing costs only. Due to the Group’s integrated business structure, costs and expenses other than direct marketing expenses are not allocated to the individual reportable segments. As such, the Group does not measure operating profit or loss by segment for internal reporting purposes. Assets are not allocated to the different business segments for internal reporting purposes.

In particular, for internal management reporting purposes, the CODM reviews cash collections from customers and the related estimates of the resulting recognized revenue before deductions for the reversal of adjustments to revenue in connection with the amortization of the fair value adjustment of contract liabilities from the Spark Merger and Samadhi Acquisition. In addition, when making operating decisions and assessing performance, the CODM only reviews direct marketing costs excluding personnel-related and certain other expenses, which are being presented as direct marketing costs in the IFRS Consolidated Statements of Operations and Comprehensive Loss.

Information about reportable segments

While the CODM receives separate information for each country, all countries other than the United States and Canada (together, North America) have been aggregated into one reportable segment as the business model and long-term margin expectations are similar. This means that the Group reports the two reportable segments as North America and International.

Reconciliation of reportable segment profit or loss:

Six months ended June 30, 2019
(in € thousands)	North America	International	Total
Revenue	26,561	22,663	49,224
Direct marketing expenses	(16,160)	(12,706)	(28,866)
Contribution	10,401	9,957	20,358

Cost of revenue
Data center expenses			(1,464)
Credit card fees			(1,175)
Mobile application processing fees			(1,796)
Gross profit			15,923
Other income			—
Other operating expenses
Sales and marketing expenses			(2,726)
Customer service expenses			(2,293)
Technical operations and development expenses			(4,154)
General and administrative expenses			(11,104)
Operating loss			(4,354)

Interest income and similar income			423
Interest expense and similar charges			(542)
Net finance expenses			(119)

Loss before taxes			(4,473)
Income tax (expense) benefit			(401)
Net loss			(4,874)

Revenue realized over time	26,561	22,663	49,224

Six months ended June 30, 2018
(in € thousands)	North America	International	Total
Revenue	22,939	30,075	53,014
Direct marketing expenses	(14,585)	(18,000)	(32,585)
Contribution	8,354	12,075	20,429

Cost of revenue
Data center expenses			(1,545)
Credit card fees			(1,087)
Mobile application processing fees			(2,133)
Gross profit			15,664
Other income			24
Other operating expenses
Sales and marketing expenses			(2,457)
Customer service expenses			(2,348)
Technical operations and development expenses			(3,374)
General and administrative expenses			(9,332)
Operating loss			(1,823)

Interest income and similar income			214
Interest expense and similar charges			(778)
Net finance expenses			(564)

Loss before taxes			(2,387)
Income tax (expense) benefit			1,240
Net loss			(1,147)

Revenue realized over time	22,939	30,075	53,014

3.2 Seasonality of operations

The Group’s business underlies a certain degree of seasonality. Higher operating profits are usually expected in the second half of the year rather than in the first six months as there are usually higher marketing expenses in the first six months, while revenue is at a similar level in the first and second half of the year. This information is provided to allow for a better understanding of the results, however, management has concluded that this is not "highly seasonal" in accordance with IAS 34.

3.3 Revenue

	Six months ended June 30,
in € thousands	2019	2018
Subscription revenue	48,715	52,537
Advertising revenue	509	477
Total Revenue	49,224	53,014

The vast majority of Spark Networks’ revenue is derived from subscription fees. Only one performance obligation, the grant of a right to access the Group’s intellectual property during the contract period, arises from each contract. As such, revenue is initially deferred and is recognized using the straight-line method over the terms of the applicable subscription period, which primarily range from one to twelve months. No revenue was realized during the six months ended June 30, 2019 from performance obligations satisfied in prior periods.

For information regarding contract liabilities from contracts with customers, refer to Note 4.5.

3.4 Share-based payment arrangements

Share-based payment expense reflected in the Company's unaudited condensed interim consolidated financial statements consists of expense related to the Affinitas virtual employee share option plan (the “Affinitas VESOP”), the Spark 2007 Omnibus Incentive Plan (“Spark 2007 Plan”), the Spark Networks 2017 virtual stock option plan (the “Spark Networks 2017 VSOP”) and the Spark Networks 2018 virtual stock option plan (the “Spark Networks 2018 VSOP”). The Affinitas VESOP was independently established by Affinitas in 2013 and the Spark 2007 Plan was independently established by Spark in 2007, in each case prior to the Affinitas / Spark Merger. In connection with the Affinitas / Spark Merger, the Affinitas VESOP was terminated and replaced by the Spark Networks 2017 VSOP. The Spark Networks 2017 VSOP was subsequently replaced by the Spark Networks 2018 VSOP in 2018.

Share-based payment arrangements operated by Affinitas prior to the Affinitas / Spark Merger

The Affinitas / Spark Merger was considered a Liquidity Event under the terms of the Affinitas VESOP. It was decided by the shareholders of Affinitas to settle all the Options outstanding at the merger date at a fixed valuation of €3,839 thousand, which was equivalent to a total equity value of €90 million for Affinitas. Subsequent to the Affinitas / Spark Merger, in 2017, Options to purchase 192 shares with a value of €78 thousand were settled in cash and a prepayment of €600 thousand was paid to selected participants. The remaining value of the outstanding Options, amounting to €3,161 thousand, was deferred and settled in cash in November 2018, subject to the participants being employed by the Group at the settlement date. These transactions were accounted for as the repurchase of equity interests.

Share-based payment arrangements operated by Spark Networks following the Affinitas / Spark Merger

In 2017, Spark Networks established the Spark Networks 2017 VSOP for selected executives and employees of Spark Networks and its subsidiaries. In March 2018, Spark Networks replaced the Spark Networks 2017 VSOP by establishing the Spark Networks 2018 VSOP for selected executives and employees of Spark Networks and its subsidiaries if and to the extent that the plan participants under the Spark Networks 2017 VSOP have agreed to such replacement. Under the Spark Networks 2018 VSOP, Spark Networks granted participants a certain number of virtual stock options in exchange for options granted under the Spark Networks 2017 VSOP and/or a certain number of new virtual stock options, and can grant additional options in the future. The Spark Networks 2017 VSOP Options which were exchanged for the Spark Networks 2018 VSOP Options vest over a period of three years from the grant date, whereby one-third of the Options vest on the first year anniversary of the grant and the remaining Options vest every six months thereafter. The new Spark Networks 2018 VSOP Options vest over a period of four years from the grant date, whereby one-fourth of the Options vest on the first year anniversary of the grant and the remaining Options vest every six months thereafter. The contractual life of the options is 85 months.

The terms and conditions of the revised Spark Networks 2018 VSOP also apply to the 908,608 options granted under the Spark Networks 2017 VSOP. During the six months ended June 30, 2019 and June 30, 2018, 195,000 and 503,026, respectively, virtual stock options have been granted under the Spark Networks 2018 VSOP. The fair value of the virtual stock options is measured using a binomial option-pricing model.

The fair values and the inputs used in the measurement of the fair values of these equity-settled Option at the date of grant are summarized below:

2019
Share price ($)	$8.59 - $9.49
Exercise price ($)	$8.99 - $9.06
Option life (months)	85
Volatility	37.1% - 38.4%
Dividend yield	—
Risk-free rate	2.56% - 2.57%
Fair value per Option ($)	$4.18 - $4.79
Fair value per Option (€)	€3.68 - €4.25

As discussed in Note 7.3, on July 1, 2019, Spark acquired Zoosk, Inc. ("Zoosk"). Prior to the acquisition, in June 2019, the Administrative Board of Spark agreed to the acceleration, exercise, and settlement of any unvested Options or purchase of Options granted to five executives of Spark under the Spark Networks 2017 VSOP and Spark Networks 2018 VSOP based on the achievement of certain acceleration conditions. The acceleration conditions were satisfied on June 19, 2019, for 952,018 Options, and Spark recognized the remaining grant date fair value related to these options as share-based payment expense as of June 30, 2019. The remaining 664,616 options continue to vest over the period established by the Spark Networks 2018 VSOP.

As part of the achievement of the acceleration conditions, Spark purchased 315,526 Options from the executives at a price equal to the nominal value per share (€0.01). Subject to the achievement of the acceleration conditions, Spark executives exercised 636,492 Options, which the company net settled in shares and cash on July 2, 2019. Spark Networks recorded a provision for the withholding tax obligation associated with the exercised Options of €452 thousand as of June 30, 2019.

For the six months ended June 30, 2019, the total share-based payment expense recognized for the equity-settled options granted under the Spark Networks 2018 VSOP amounted to €2,075 thousand.

Share-based payment arrangements operated by Spark prior to the Affinitas / Spark Merger

Spark granted share-based payment awards under the 2007 Omnibus Incentive Plan (the “Spark 2007 Plan”), including incentive stock options, nonqualified stock options, stock appreciation rights (“SARs”), restricted shares of common stock, restricted stock units, performance stock or unit awards, and other stock-based awards and cash-based incentive awards.

In connection with the Affinitas / Spark Merger, Spark established the Chardonnay Trust, with the purpose of holding such number of shares of Spark Networks SE ADSs as shall be necessary to satisfy the obligations under all unexercised Spark stock options awarded under the Spark 2007 Plan. Following the completion of the Affinitas / Spark Merger, Spark no longer has any rights to revoke or amend the Chardonnay Trust in a manner that is detrimental to Spark 2007 Plan participants.

In connection with the Affinitas / Spark Merger, each Spark stock option was converted into an award to acquire ADSs from the Chardonnay Trust, on the same terms and conditions as were applicable under the Spark stock option, and subject to adjustment based on the exchange ratio stipulated in the merger agreement. The shares underlying the ADSs held in the Chardonnay Trust are recognized as treasury stock within the Consolidated Statement of Shareholders' Equity.

Only nonqualified stock options were outstanding as of the merger date. As the Affinitas / Spark Merger was considered a change in control, all unvested Spark stock options vested by May 2018 to the extent outstanding at such time.

3.5 Income taxes

Income tax expense is recognized based on management’s estimate of the weighted average effective annual income tax rate expected for the full financial year. The estimated average annual effective tax rate used for the six months ended June 30, 2019 was 9.1%, compared to negative 21.2% for the six months ended June 30, 2018. The increase was driven by deferred tax expenses related to an increase in the deferred tax liability associated with the capitalization of internally generated intangible assets and the non-recognition of deferred taxes on loss carryforwards in Germany. The increase was also due to current federal and state taxes, as well as tax-deductible goodwill amortization, in the United States.

The income tax expense of €401 thousand for the six months ended June 30, 2019 was affected by €175 thousand of deferred tax expenses related to an increase in the deferred tax liability associated with the capitalization of internally generated intangible assets in Germany, as well as €214 thousand of income tax expenses primarily related to current federal and state taxes, as well as tax-deductible goodwill amortization, in the United States.

The income tax benefit of €1,240 thousand for the six months ended June 30, 2018 was affected by exceptional items that were treated separately in the calculation of income tax expenses, mainly an income tax benefit of €739 thousand related to federal Alternative Minimum Tax Credit Carryforwards in the United States that are now refundable following enactment of the Tax Cuts and Jobs Act on December 22, 2017.

3.6 Earnings per share

The Group presents earnings per share data for its common shares. Earnings per share is calculated by dividing the net (loss) income of the period by the weighted average number of common shares outstanding during the period.

Dilutive net (loss) earnings per share includes any dilutive impact of stock options. For the six months ended June 30, 2019 and 2018, all stock options outstanding during the period were excluded from the calculation of diluted net (loss) earnings per share because they would have been anti-dilutive.

The elements used in the computation of basic and diluted net (loss) earnings per share were as follows:

	Six months ended June 30,
(in € thousands, except per share amounts)	2019	2018
Net loss	€(4,874)	€(1,147)
Weighted average shares outstanding - basic and diluted	1,300	1,294
Net loss per share - basic and diluted	€(3.75)	€(0.89)

Note 4. Notes on the Consolidated Balance Sheets

4.1 Intangible assets

The following table shows the reconciliation of intangible assets for the six months ended June 30, 2019:

in € thousands	Internally generated software	Licenses and domains	Brands and trademarks	Purchased software	Other intangible assets	Intangible assets under development	Goodwill	Total
Purchase costs
January 1, 2019	3,421	347	5,210	24	5,854	3,691	24,128	42,675
Acquired	—	—	—	—	—	—	—	—
Additions	816	—	—	—	—	1,529	—	2,345
Disposals	—	—	—	—	—	—	—	—
Reclassification	3,517	—	—	—	—	(3,517)	—	—
Currency translation	11	—	15	(1)	9	—	126	160
June 30, 2019	7,765	347	5,225	23	5,863	1,703	24,254	45,180
Accumulated amortization and impairment
January 1, 2019	1,200	138	316	1	4,681	—	3,324	9,660
Additions	709	24	70	4	319	—	—	1,126
Impairment	—	—	—	—	—	—	—	—
Disposals	—	—	—	—	—	—	—	—
Reclassification	—	—	—	—	—	—	—	—
June 30, 2019	1,909	162	386	5	5,000	—	3,324	10,786
Remaining carrying amount
January 1, 2019	2,221	209	4,894	23	1,173	3,691	20,804	33,015
June 30, 2019	5,856	185	4,839	18	863	1,703	20,930	34,394

During the six months ended June 30, 2019, the Group capitalized an additional €1,529 thousand of intangible assets under development and €816 thousand of internally generated software. The additions are primarily attributable to personnel-related development costs and internally generated software for a unified technology platform. The Group reclassified €3,517 thousand in costs from intangibles assets under development to internally generated software due to the start of the migration of brands onto the unified technology platform during the six months ended June 30, 2019.

4.2 Property, plant, and equipment

The following table shows the reconciliation of property, plant, and equipment for the six months ended June 30, 2019:

in € thousands	Leasehold improvement	Other and office equipment	Property, plant and equipment under construction	Right-of-use assets	Total
Purchase costs
January 1, 2019	304	2,852	4	1,263	4,423
Acquired	—	—	—	—	—
Additions	—	52	—	—	52
Disposals	—	(3)	—	—	(3)
Reclassification	—	4	(4)	—	—
Currency translation	—	2	—	—	2
June 30, 2019	304	2,907	—	1,263	4,474
Accumulated depreciation and impairment
January 1, 2019	177	968	—	—	1,145
Additions	29	266	—	232	527
Impairment	—	—	—	—	—
Disposals	—	(2)	—	—	(2)
Reclassification	—	—	—	—	—
June 30, 2019	206	1,232	—	232	1,670
Remaining carrying amount
January 1, 2019	127	1,884	4	1,263	3,278
June 30, 2019	98	1,675	—	1,031	2,804
`
On January 1, 2019, the Group recognized right-of-use assets of €1,263 thousand related to two lease contracts for office space. The right-of-use assets are depreciated over the individual lease terms on a straight-line basis. Refer to Note 1.6 for further information regarding the Group's recognition of right-of-use assets due to the adoption of IFRS 16 Leases.

4.3 Shareholders' Equity

Movements in equity components are presented in the consolidated statement of shareholders' equity.

Subscribed capital and capital reserve

There were no changes to subscribed capital, which was €1,317 thousand as of June 30, 2019 and January 1, 2019. Capital reserves increased from €49,383 thousand as of January 1, 2019 to €49,755 thousand as of June 30, 2019 due to the exercise of stock options related to the share-based payment arrangements operated by Spark prior to the Affinitas / Spark Merger.

As of June 30, 2019, the Company had 1,303,037 common shares outstanding, which are presented within equity.

Treasury shares

As of June 30, 2019, the Company held 13,830 (December 31, 2018: 18,070) ordinary shares as treasury shares, in accordance with local law. The treasury shares were exchanged without any consideration in the course of establishing the Chardonnay Trust in connection with the Affinitas / Spark Merger. The treasury shares are recognized at par value and deducted from the ordinary shares of subscribed capital outstanding at June 30, 2019.

4.4 Provisions

in € thousands	Other provisions	Total
January 1, 2019	321	321
- thereof non-current	16	16
- thereof current	305	305
Utilization	(23)	(23)
Addition	236	236
Reclassifications	—	—
Currency translation	—	—
June 30, 2019	534	534
- thereof non-current	16	16
- thereof current	518	518

During the six months ended June 30, 2019, an additional provision of €236 thousand was recorded to estimate United States state sales tax liability as of June 30, 2019.

4.5 Contract liabilities

in € thousands	June 30, 2019	December 31, 2018
Non-current	4	5
Current	15,529	16,604
Total contract liabilities	15,533	16,609

The contract liability balance relates to the Group’s receipt of advance consideration from customers for subscription services, in which revenue is recognized over the subscription period. The contract liability balance decreased by €1,076 thousand, as subscription sales were lower than subscription revenue recognized in the period due to the multi-month nature of our subscription offerings.

During the six months ended June 30, 2019, revenue of €15,531 thousand was realized, which was included in the beginning contract liability balance at January 1, 2019.

4.6 Long-term debt

On March 15, 2018, Affinitas entered into a termination agreement (the “Termination Agreement”) to its Loan Agreement dated as of September 2016 (the “Loan Agreement”), by and among Affinitas and certain persons and entities, including certain of its stockholders and officers, named as lenders thereunder (the “Lenders”), pursuant to which the Lenders had granted Affinitas certain loans with an interest rate of 8% per annum maturing on June 30, 2018 (the “Type A Loans”) and certain loans with an interest rate of 9% per annum maturing on March 31, 2019 (the “Type B Loans”) in an aggregate principal amount of €5.850 million (€1.850 million of which is under the Type A Loans and €4.0 million of which is under the Type B Loans). Pursuant to the terms of the Termination Agreement, in exchange for the early termination of the loans under the Loan Agreement effective as of March 15, 2018 and the repayment in full of the then outstanding principal amount of the loans under the Loan Agreement of €5.850 million, the parties agreed to an early termination fee of €307 thousand, consisting of a 2% fee on the repaid principal amount of the Type A loans and a 6.75% fee on the repaid principal amount of the Type B loans. In addition, the parties agreed that interest on the loans of approximately €40 thousand under the Loan Agreement was paid in full for the month of March 2018. All payments under the Termination Agreement were made on or before March 31, 2018.

On March 28, 2018, Spark Networks and Silicon Valley Bank entered into a four-year €25 million Senior Facilities Agreement (the "Senior Facilities Agreement"). The Senior Facilities Agreement provides for a multicurrency term loan facility in an aggregate amount equal to €15 million (the “Term Loan Facility”) and a multicurrency revolving credit facility in an aggregate amount equal to €10 million (the “Revolving Credit Facility” and, together with the Term Loan Facility, the “Facilities”). In addition, subject to the terms and conditions of the Senior Facilities Agreement, including compliance with certain financial covenants, Spark Networks may incur additional incremental facilities in an aggregate amount of up to €35 million.

Borrowings under the Facilities bear interest at a rate equal to LIBOR for deposits in the applicable currency plus an applicable margin ranging from 2.5% to 3.0% to be determined based on the net leverage ratio (as defined in the Facilities) for the most recently completed 12 month period ending on the last day of the fiscal year or quarterly period as applicable. The applicable margin and interest rate in effect for borrowings under the Term Loan Facility as of June 30, 2019 is 2.5%.

In addition to paying interest on outstanding principal under the Facilities, Spark Networks is required to pay a commitment fee to the lenders under the Revolving Credit Facility in respect of the unutilized commitments thereunder. The commitment fee rate is 0.60% per annum, and the Revolving Credit Facility currently has €10 million of undrawn availability.

Upon closing, a one-time facility fee of €150 thousand was payable, of which €90 thousand was allocated to the Term Loan Facility and €60 thousand was allocated to the Revolving Credit Facility. The facility fee on the Term Loan Facility is reflected as a debt discount and is deducted from the carrying value of the borrowings and amortized using the effective interest method. The facility fee on the Revolving Credit Facility is capitalized as a prepayment and amortized through the maturity of the Facilities on March 31, 2022. The facility fee is amortized to Interest expense and similar charges in the Consolidated Statements of Operations and Comprehensive Loss.

The Term Loan Facility amortizes in equal quarterly installments of €938 thousand commencing on June 29, 2018, while principal amounts outstanding under the Revolving Credit Facility are due and payable in full at maturity. As of June 30, 2019, the outstanding principal balance of the Term Loan Facility was €11,160 thousand, and there were no outstanding borrowings under the Revolving Credit Facility.

On July 1, 2019, Spark Networks entered into a new loan agreement and repaid the outstanding balance of the Term Loan Facility in full with proceeds from the new loan. Refer to Note 7.3 for further information on the new loan agreement entered into in the second half of 2019.

Note 5. Notes on the Consolidated Statements of Cash Flow

The unaudited condensed interim consolidated statements of cash flows was prepared in accordance with IAS 7 and shows the inflow and outflow of cash flows during the reporting period. Cash flows are broken down into cash flows from operating activities, cash flows from investing activities and cash flows from financing activities. The cash flows arising from operating activities are determined by using the indirect method according to IAS 7.18 (b).

Note 6. Financial Instruments

6.1 Financial instruments

The following tables shows the carrying amounts and fair values of financial assets and financial liabilities and classifies these into measurement categories pursuant to IFRS 9.

	Classification pursuant to IFRS 9	Carrying amount	Measurement Categories		Fair Value
June 30, 2019 in € thousands			At amortized cost	At fair value	Level 1	Level 2	Level 3	Total
Deposits	AC	18	18	—	—	—	—	—
Other receivables	AC	3	3	—	—	—	—	—
Other non-current financial assets		21	21	—	—	—	—	—
Trade receivables	AC	2,924	2,924	—	—	—	—	—
Deposits	AC	327	327	—	—	—	—	—
Other receivables	AC	1,122	1,122	—	—	—	—	—
Other current financial assets		1,449	1,449	—	—	—	—	—
Cash and cash equivalents	AC	12,471	12,471	—	—	—	—	—
Total financial assets		16,865	16,865	—	—	—	—	—
Borrowings	AC	11,291	11,291	11,323	—	11,323	—	11,323
Other non-current financial liabilities	AC	709	709	—	—	—	—	—
Trade payables	AC	17,092	17,092	—	—	—	—	—
Refund liabilities	AC	111	111	—	—	—	—	—
Other liabilities	AC	949	949	—	—	—	—	—
Other current financial liabilities		1,060	1,060	—	—	—	—	—
Total financial liabilities		30,152	30,152	11,323	—	11,323	—	11,323

The fair value of borrowings in the table above was determined using observable inputs (Level 2) and represents the present value of expected future repayments.

	Classification pursuant to IFRS 9	Carrying amount	Measurement Categories		Fair Value
December 31, 2018 in € thousands			At amortized cost	At fair value	Level 1	Level 2	Level 3	Total
Deposits	AC	21	21	—	—	—	—	—
Other receivables	AC	3	3	—	—	—	—	—
Other non-current financial assets		24	24	—	—	—	—	—
Trade receivables	AC	3,042	3,042	—	—	—	—	—
Deposits	AC	299	299	—	—	—	—	—
Other receivables	AC	615	615	—	—	—	—	—
Other current financial assets		914	914	—	—	—	—	—
Cash and cash equivalents	AC	11,095	11,095	—	—	—	—	—
Total financial assets		15,075	15,075	—	—	—	—	—
Borrowings	AC	12,125	12,125	12,259	—	12,259	—	12,259
Other non-current financial liabilities	AC	54	54	—	—	—	—	—
Trade payables	AC	10,166	10,166	—	—	—	—	—
Refund liabilities	AC	135	135	—	—	—	—	—
Other liabilities	AC	743	743	—	—	—	—	—
Other current financial liabilities		878	878	—	—	—	—	—
Total financial liabilities		23,223	23,223	12,259	—	12,259	—	12,259

The fair value of borrowings in the table above was determined using observable inputs (Level 2). The valuation considers the present value of expected future repayments, discounted using a market interest rate equal to the interest margin on the borrowings plus a three month euro LIBOR interest rate.

Measurement of fair values

The majority of the Group’s financial instruments, including cash and cash equivalents, restricted cash, deposits, trade receivable, and accounts payable are carried at cost, which approximates their fair value due to the short-term maturity of these instruments.

Financial instruments not measured at fair value
Borrowings

The fair value of borrowings has been measured using discounted cash flows, i.e. the present value of expected payments, discounted using a risk-adjusted discount rate. For this, the current risk-adjusted market rate has been used.

Note 7. Other Information

7.1 Balances and transactions with related parties

Transactions with shareholders

Consultation services

In 2008 and 2009, Affinitas and Rocket Internet SE (“Rocket”) entered into two agreements. Under these agreements, Rocket is obliged to render consulting services to Affinitas in business, professional and/or technical areas and programming services. Affinitas is obliged to pay Rocket fees for the services rendered under the agreements, which are calculated on the basis of the incurred costs of Rocket plus expenses. For the six months ended June 30, 2019 and 2018, Spark Networks recorded costs of €24 thousand and €12 thousand, respectively. There were no payables due to Rocket as of June 30, 2019 and December 31, 2018.

Shareholder loans

During the year ended December 31, 2016, the Company entered into loans with some of its shareholders and managing directors. There were no amounts outstanding as of June 30, 2019 and December 31, 2018, and the amount of interest incurred during the six months ended June 30, 2019 and 2018 was €0 thousand and €127 thousand, respectively. The loan was fully repaid in March 2018. Refer to Note 4.6.

Shareholder payments

Per the terms of the Affinitas / Spark Merger, Affinitas’ shareholders received a cash payout of €5,730 thousand in the first half of 2018. This payout included payments to Affinitas Phantom Share GmbH, Rocket and David Khalil of €1,641 thousand, €1,377 thousand and €25 thousand, respectively.

Affinitas Phantom Share GmbH

On April 20, 2012, eHarmony, Inc. (“eH”) in its capacity as a shareholder of Affinitas GmbH, granted a shareholder loan to Affinitas Phantom Share GmbH (“APS”) in the amount of €213 thousand (the “eH Shareholder Loan”) for the purpose of financing certain payments made by APS in connection with the formation of APS. On March 3, 2013, eH assigned the eH Shareholder Loan to Affinitas GmbH. The eH Shareholder Loan and all interest was fully repaid by APS on August 23, 2018. As of December 31, 2018, APS beneficially owned approximately 14% of the ordinary shares of the Company and was jointly controlled by David Khalil and Lukas Brosseder.

MLLNNL, LLC

The acquired subsidiary Spark had multiple, ongoing engagements with MLLNNL, LLC (“Mllnnl”), a marketing agency that employs, and was co-founded by, an employee of the Group’s wholly-owned subsidiary, Smooch Labs. Expenses related to Mllnnl appear in the consolidated results following the Affinitas / Spark Merger in November 2017. For the six months ended June 30, 2019 and 2018, the Group has expensed €187 thousand and €155 thousand, respectively, for services performed by Mllnnl.

Management Services Agreement with PEAK6

In August 2016, Spark entered into a purchase agreement with PEAK6 pursuant to which Spark issued and sold to PEAK6 an aggregate of 5,000,000 shares of common stock of Spark at a purchase price of $1.55 per share. Spark also issued the Spark Warrant to PEAK6 to purchase up to 7,500,000 shares of common stock of Spark at an exercise price of $1.74 per share pursuant to the terms of a warrant agreement. Upon consummation of the merger between Affinitas and Spark, all of the shares subject to the Spark Warrant vested immediately prior to the closing of the merger, and the Spark Warrant expired upon the closing of the merger.

In connection with the execution of the PEAK6 purchase agreement, Spark entered into a management services agreement dated as of August 9, 2016 with PEAK6 (the “Management Services Agreement”), pursuant to which PEAK6 provides certain marketing, technology, strategy, development and other services to Spark over a five-year term, for a cash fee of $1.5 million per year (the “Management Fee”), which was paid on a quarterly basis in an amount of $375 thousand per quarter. On November 2, 2017, in connection with the consummation of the merger between Affinitas and Spark, Spark and PEAK6 mutually agreed to terminate the Management Services Agreement effective December 31, 2017. As consideration for the termination, Spark paid PEAK6 an amount equal to $2.4 million (€2.0 million) in January 2018 in full satisfaction of any obligation or liability of Spark to PEAK6 for payments due to PEAK6 under the termination agreement.

Consulting Agreement with PEAK6

In March 2018, Spark Networks entered into a consulting agreement dated as of March 9, 2018 with PEAK6 (the “Consulting Agreement”), pursuant to which PEAK6 provides certain technology and infrastructure advice and information gathering services and other services to Spark Networks. The Consulting Agreement can be terminated by either party upon 30 days’ notice. Under the Consulting Agreement, PEAK6 is not entitled to any fees or other amounts. PEAK6 has not provided any services to Spark Networks under the Consulting Agreement during the six months ended June 30, 2019.

7.2 Contingent Liabilities

Pending legal proceedings

City of Santa Monica, California – City Attorney General Investigation

On May 16, 2016, representatives from Spark met with representatives from a cross-jurisdictional working group consisting of consumer fraud attorneys from the City of Santa Monica and offices of the District Attorney from the counties of Los Angeles, Santa Cruz, Santa Clara and San Diego (“Cross Jurisdictional Group”). This meeting was held at the request of the Cross Jurisdictional Group, as a “pre-filing” meeting to explain and potentially resolve issues over auto-renewal disclosures by the Spark websites. The Cross Jurisdictional Group alleges that the Spark websites violate California law on disclosure of auto-renewal terms and ability to cancel auto-renewal. They also claim that the Spark websites violate California dating contract statues, which (where applicable) require a three day right to cancel. The Cross Jurisdictional Group sent a voluntary document request to the company on June 2, 2016. The company cooperated with the Cross Jurisdictional Group and provided information in response to the voluntary request. The Cross Jurisdictional Group has indicated that it would like the company to change its disclosures in certain respects, and that it intends to seek the payment of a penalty in an unspecified amount. In response to these disclosure requests, the company has made changes. On December 1, 2017, the company received a settlement communication from the City of Santa Monica and offices of the District Attorney, proposing settlement terms including payment of civil penalties, restitution to consumers, investigative costs and legal fees in a maximum amount of $1.6 million (€1.3 million). The proposal was accepted by Spark and a final judgment was received on October 3, 2018. The Group made payments of $76 thousand (€67 thousand) for restitution to consumers and administrative fees in 2018 and recognized a financial liability of $575 thousand (€502 thousand) at December 31, 2018 for civil penalties and investigative costs to be paid per the terms of the final judgment. Spark made a payment of $575 thousand (€512 thousand) in the first quarter of 2019 in full satisfaction of its obligation. Management believes that this matter is fully resolved as of June 30, 2019.

Trademarks

Trademarks are an important element in running online dating websites. Given the large number of markets and brands, Spark Networks is dealing with oppositions to its trademark from time to time. As of June 30, 2019, there are several ongoing national procedures which affect trademarks within Germany, France, Finland, Sweden, the United Kingdom and Benelux. The procedures are expected to continue for more than 12 months. Outcome is unforeseeable as of the reporting date.

We have additional existing legal claims and may encounter future legal claims in the normal course of business. In our opinion, the resolutions of the existing legal claims are not expected to have a material impact on our financial position or results of operations.

We intend to defend vigorously against each of the ongoing lawsuits above. At this time, management does not believe the above matters, either individually or in the aggregate, will have a material adverse effect on the Group’s results of operations or financial condition and believes the recorded legal provisions as of June 30, 2019 are adequate in light of the probable and estimable liabilities. However, no assurance can be given that these matters will be resolved in our favor.

7.3 Events after the reporting date
Spark Networks acquires Zoosk, Inc.

On July 1, 2019, Spark Networks acquired Zoosk, Inc. Zoosk is a global online dating platform, utilizing proprietary technology to connect members located in countries around the world both online and via its mobile apps.

Under the terms of the agreement, Spark Networks acquired 100% of Zoosk’s shares with a combination of cash and Spark Networks ADSs, valuing Zoosk at approximately $258 million based on the closing price of Spark Networks ADSs on June 28, 2019.

Spark Networks issued 12.98 million ADSs to former Zoosk shareholders valued at approximately $153 million based on the closing price of Spark Networks ADSs of $11.78 on June 28, 2019. Additionally, the merger agreement provides for cash consideration of $105 million, subject to adjustment (which will be funded through borrowings under the Senior Secured Facilities Agreement (as defined below)).

Entry into $125 million Senior Secured Facilities Agreement.

On July 1, 2019, in connection with the acquisition of Zoosk, Spark Networks entered into a Loan Agreement with Zoosk, Spark Networks, Inc., the subsidiary guarantors party thereto, the lenders party thereto and Blue Torch Finance LLC, as administrative agent and collateral agent (the "Senior Secured Facilities Agreement") that provides for senior secured term loans of $120 million and a senior secured revolving facility of $5 million.

Borrowings under the Senior Secured Facilities Agreement accrue interest at a rate per annum equal to the LIBOR Rate (as defined in the Senior Secured Facilities Agreement) plus 8.00%, or the Base Rate (as defined in the Senior Secured Facilities Agreement) plus 7.00%, as the case may be. Borrowings under the Senior Secured Facilities Agreement mature on July 1, 2023 and are secured by substantially all of the assets of Spark Networks SE, Spark Networks, Inc., Zoosk, and their respective subsidiary guarantors.

The Senior Secured Facilities Agreement contains customary representations, warranties, events of default and covenants, including limitations on incurrences of debt and liens, restricted payments and investments, mergers and financial covenants including quarterly testing of a maximum First Lien Net Leverage Ratio and a minimum Fixed Charge Coverage Ratio (each as defined in the Senior Secured Facilities Agreement) and monthly testing of a minimum liquidity covenant.

On July 1, 2019, borrowings under the Senior Secured Facilities Agreement were used to repay in full the Company’s outstanding borrowings under the Facilities. The Company expects to use additional borrowings under the Senior Secured Facilities Agreement to fund the cash portion of the purchase price of the acquisition of Zoosk.